Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

July 27, 2023

VIA EDGAR TRANSMISSION

Ms. Alison T. White, Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 93 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811-23793; 333-264478

Dear Ms. White:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 14, 2023, with respect to the Amendment and the Trust’s proposed nine new series, YieldMax MSTR OptionIncome Strategy ETF, YieldMax ABNB Option Income Strategy ETF, YieldMax AMD Option Income Strategy ETF,YieldMax MRNA Option Income Strategy ETF, YieldMax PYPL Option Income Strategy ETF, YieldMax DIS Option Income Strategy ETF, YieldMax JPM OptionIncome Strategy ETF, YieldMax MSFT Option Income Strategy ETF, and YieldMax XOM Option Income Strategy ETF (each, a “Fund” and collectively, the “Funds”).

The Trust notes that the previously proposed new series, YieldMax BABA Option Income Strategy ETF, was previously withdrawn from the Amendment.

For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

PROSPECTUS

1.	Please explain supplementally how the Fund’s intended strategy and disclosures are and will be consistent with both Rule 140 and the Morgan Stanley letter from May 1996.

Response: With respect to Rule 140 of the Securities Act of 1933, as amended (the “1933 Act”), no underlying issuer should be considered a co-registrant of a Fund under Rule 140. Rule 140 provides:

“A person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities . . .. to furnish the proceeds with which to acquire the securities of such issuer or affiliated issuers, is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of section 2(11) of the [1933 Act].”

Rule 140 applies only to the extent that the “chief part” of a company’s business consists of selling its securities and utilizing the proceeds to purchase the securities of a single issuer or affiliated issuers. Rule 140 does not set forth any standard for identifying the “chief part” of the issuer’s business. However, the Staff has provided that “chief part” indicates an investment of greater than 45% of a fund’s assets in the securities of a particular issuer.1 A Fund will not invest over 45% of its assets in the securities of the underlying issuer. Each Fund is investing in options that reference a particular issuer, not directly in the securities of such issuer. As indicated in Exhibit A, a portion of each Fund’s assets will be used to invest in a options contracts that reference the underlying issuer, and the remaining net assets of the Fund will be invested in U.S. Treasury securities. Each Fund’s investments will be below the 45% threshold previously detailed by the Staff. In addition, no Fund will purchase any securities directly from the underlying issuer and therefore will not participate in a distribution of underlying issuer shares.

Regarding the Morgan Stanley & Co., Inc. No-Action Letter (May 21, 1996) (the “MS Letter”), the Trust has reviewed the MS Letter as it applies to reference underlying securities issuer (“Reference Asset Securities”) and believes that it should apply to the Funds. The MS Letter provides conditions to determine whether complete financial and non-financial information regarding Reference Asset Securities is required to be disclosed.2

Specifically, the MS Letter provides that “complete disclosure is not required to be set forth in the filings of the issuer of securities investing in Reference Asset Securities where there is sufficient market interest and publicly available information regarding the issuer of the Underlying Securities.” The MS Letter then concluded that sufficient market interest and publicly available information exists where the Reference Asset Securities: (1) has a class of equity securities registered under Section 12 of the Exchange Act of 1934, as amended (the “1934 Act”); and (2) is either (i) eligible to use Form S-3 or F-3 under the Securities Act of 1933, as amended (the “1933 Act”) for a primary offering of non-investment grade securities or (ii) meets the listing criteria that an issuer of the Reference Asset Securities would have to meet if the issuer of securities investing in the Reference Asset Securities was to be listed on a national securities exchange as equity linked securities.

In this regard, if sufficient market interest and publicly available information is deemed to be available for the Reference Asset Securities, the MS Letter provides that the issuer may include abbreviated disclosure about the issuer of the Reference Asset Securities primarily by referencing disclosure that is separately available in its registration statement under the 1933 Act and periodic reports under the 1934 Act. As set forth in the MS Letter, abbreviated disclosure should include at least: (1) a brief discussion of the business of the issuer of the underlying securities; (2) disclosure about the availability of information with respect to the issuer of the Reference Asset Securities; and (3) certain information concerning the market price of the Reference Asset Securities.

1        See FBC Conduit Trust I, SEC No-Action Letter (Oct. 6, 1987).

2        In the MS Letter, the Division of Corporate Finance provided that “complete financial statement and non-financial statement disclosures regarding the issuer of Underlying Securities is material to investors at the time of both the initial sale of the Exchangeable securities and on a continuous basis thereafter . . . . Since an investor’s return on Exchangeable Securities depends materially on the market performance of the Underlying Securities, holders of the Exchangeable Securities should be provided with full and fair disclosure about the issuer of the Underlying Securities.”

An investor’s return on any Fund’s securities depends principally on the market performance of the reference asset of that Fund’s options contracts.3 The Trust acknowledges that full and fair disclosure about each underlying issuer is material to an investor in such Fund. However, the Trust believes that there is sufficient market interest and publicly information regarding each of the underlying issuers, consistent with the MS Letter, such that financial and non-financial information regarding any specific underlying issuer should not be required in the Registration Statement. Specifically, each underlying issuer is registered under Section 12 of the 1934 Act and are eligible to file on registration statements on Form S-3. Accordingly, pursuant to the parameters enumerated in the MS Letter, there is deemed to be sufficient market interest and publicly available information and each Fund may include abbreviated disclosure in its Registration Statement as it relates to its specific underlying issuer. Each Fund believes that disclosure regarding the underlying reference asset beyond the information that is required of the MS Letter is unnecessary as there is sufficient market interest and publicly available information regarding each underlying issuer for investors to evaluate the character of the Fund’s securities properly and fully. The Funds note that this approach is identical with that of other investment companies that are now in the market that seek exposures to common shares of a single issuer.4

2.	Please explain how each Fund will comply with the leverage requirements of rule 18f-4. Please explain what each Fund’s designated reference portfolio will be, and why it was determined to be an appropriate reference portfolio for a Fund focused on a single corporate issuer.

Response: Each Fund’s portfolio transactions will be conducted pursuant to a written derivatives risk management program, which includes policies and procedures that are reasonably designed to manage the risks of the Fund’s usage of derivatives, as required by Rule 18f-4. The program is administered and overseen by a committee that has been designated by the Trust’s Board as the derivatives risk manager. The program will identify and provide an assessment of each Fund’s derivatives usage and risks as they pertain to each Fund’s usage of options and any other derivatives as applicable. The program will provide risk guidelines that, among other things, consider and provide for: (1) limits on each Fund’s derivatives exposure; (2) monitoring and assessment of each Fund’s exposure to illiquid investments (if any); (3) monitoring and assessment of the credit quality of each Fund’s counterparties; and (4) monitoring of margin requirements, position limits and position accountability levels. Additionally, the program will provide for stress testing, back-testing, internal reporting and escalation, and periodic review in compliance with Rule 18f-4. Data relating to such functions will be made available by a third-party service provider engaged by the Trust for analysis and monitoring by the Funds’ derivatives risk manager.

The Registrant supplementally provides the following information to the Staff in response to the Staff’s comment regarding the determination by the Derivatives Risk Manager (”DRM”) regarding each Fund’s designated reference portfolio and Rule 18f-4 compliance.

Reference Underlier	Fund Ticker	Reference Portfolio
DIS	DISO	S&P500
JPM	JPMO	S&P500
XOM	XOMO	S&P500
ABNB	ABNY	NASDAQ 100
AMD	AMDY	NASDAQ 100
PYPL	PYPY	NASDAQ 100
MSFT	MSFO	NASDAQ 100
MSTR	MSTY	NYSE FAANG+
MRNA	MRNY	NYSE FAANG+

The DRM has determined that the above referenced indexes are the appropriate Reference Portfolios to ensure compliance with the requirements of Rule 18f-4.   In all instances, the expected risk of the respective funds would fall within the bounds set by the rule (i.e. VaR of each fund is less than 200% of the VaR). Based on the projected risk in each of the funds, and using observed delta exposures from theoretical option portfolios the Portfolio Management team would expect to trade for each respective fund, the VaR ratios for the respective funds fell between 85% and 188%.

The Reference Portfolios were chosen based on the type of risk expressed by the underlying security. We believe this is appropriate because we believe this aligns with the investment objectives of the fund in question. More specifically, we have assigned the S&P 500 Index as the reference portfolio for funds referencing an underlying security with a higher beta to broader, sector-agnostic price action; we have assigned the NASDAQ 100 Index for funds whose underlying security has a higher beta to broader technology sector price action. Finally, we have assigned the NYSE FAANG+ Index as the reference portfolio for funds whose underlying security exhibits high price dispersion characteristics similar to the high growth-focused securities in that index.

3        The Funds note that the securities in the MS Letter were both optional or mandatory and could be settled for the specific equity security or the cash value thereof. In this regard, the Funds do not believe that such securities are materially different in character than the Funds’ options contracts.

4        See Investment Managers Series Trust II Post-Effective Amendment No. 333 (File No. 333-191476) (July 11, 2022); Innovator ETFs Trust Post-Effective Amendment No. 827 (File No 333-146827) (July 15, 2022); Precidian ETFs Trust Post-Effective Amendment No. 49 (File No. 333-171987) (June 14, 2017); Direxion Shares ETF Trust Post-Effective Amendment No. 356 (File No. 333-150525) (July 25, 2022); and GraniteShares ETF Trust Post-Effective Amendment No. 33 (File No. 333-214796) (July 28, 2022).

3.	Please disclose in a note to the Fees and Expenses table that Other Expenses are based on estimated amounts. See Instruction 6(a) to Item 3.

Response: The Prospectus has been revised to add the required footnote for each Fund’s Fees and Expenses table.

4.	Please confirm that the costs of short sales are reflected in the Fee table.

Response: The Trust confirms that the anticipated costs of short sales are reflected in the Funds’ Fee and Expenses tables. The Trust can confirm that the short sales costs have been considered. There is no expectation of short sales related expenses to be incurred by the Funds’ and as such the Fees and Expenses Table is reflected accurately.

5.	The Staff notes that the strike price of covered call writing reflects a range of 0% to 15%. Please advise the Staff supplementally why the range has been modified from the 5% to 15% from the 2022 YieldMax filing.

Response: The advisor and sub-advisor believe that by expanding the range to 0-15% they will have greater flexibility to deliver the desired outcome to investors. In particular, this will allow them to write options which are closer to ATM increasing the premium which will be earned and thus generating higher income to investors. The advisor and sub-advisor anticipate selling these closer to the money options when they believe the market is mispricing volatility and it is advantageous to do so.

6.	With respect to the YieldMax MSTR Option Income Strategy ETF’s risk disclosure regarding MicroStrategy Incorporated, consider expanding the bitcoin risk factor disclosure to reflect the risks described in Microstrategy’s most recent 10-K. Also, please clarify the risks associated with the phrase “risks associated with the sale of newly mined Bitcoin.”

Response: The Prospectus has been revised to expand the risk disclosure relating to bitcoin risk factors and to remove the phrase “risks associated with the sale of newly minted bitcoin”.

7.	With respect to the YieldMax JPM Option Income Strategy ETF’s banking risk disclosure regarding JP JPMorgan Chase & Co., consider adding disclosure about recent bank failures.

Response: The Prospectus has been revised to add additional disclosure to the banking industry risk factor.

8.	With respect to Fund Sponsors, Lucania Investments LLC, and Level ETF Ventures LLC, please advise the Staff supplementally whether either or both of them have any other relationships with the Funds, the Funds’ affiliates, the Funds’ advisers, or the advisers’ affiliates.

Response: Both Lucania and Level are co-sponsors on other ETFs in the Trust and the Tidal ETF Trust.

STATEMENT OF ADDITIONAL INFORMATION

9.	Regarding the disclosure on pages 34-35 in the SAI regarding the Acceptance of Orders of Creation Units, given that the Fund’s strategy involves gaining market exposure to a single common stock, please supplementally address whether the Fund will be able to continue to issue and redeem creation units where there exists market, regulatory or other issues affecting the liquidity, trading, settlement and/or valuation of the common stock. Has the Fund considered specific circumstances, including some that may not be extraordinary, that may require suspending creation or redemptions? Please disclose as applicable. Please also explain to us how the Fund will be able to create and redeem Fund shares and achieve its investment objective if trading in the underlying issuer has been halted.

Please also supplementally provide a description of the monitoring or other mechanisms that will be implemented to ensure that such market, regulatory or other issues do not impact the Fund’s ability to create and redeem creation units. In addition, please provide a description of the considerations board of directors and investment adviser gave to the appropriateness of the Fund’s investment objective and strategy given the narrow market exposure and potential issues with issuing and redeeming creation units.

Response: In selecting the single stock issuer exposures for the Funds’ investment strategies, the Adviser considered only seasoned issuers with identified track records of high trading volume and liquidity, with the view of minimizing the investment risks of exposure to a single issuer presented by the Staff. The Adviser reviewed liquidity and trading market data for each underlying issuer and related exchange traded options contracts. The Adviser believes that these underlying issuers, with historical track records of high trading volumes, has effectively supported the liquidity to implement each Fund’s investment strategy. The Adviser presented these attributes of the underlying issuers to the Trust’s Board for its consideration of each Fund’s ability to implement its investment strategy.

The Funds confirm that a suspension of redemption of creation units would only be made in accordance with section 22(e) of the 1940 Act. Section 22(e) of the 1940 Act generally prohibits a registered open-end management investment company, including exchange-traded funds, from postponing the date of satisfaction of redemption requests for more than seven days after the tender of a securities for redemption, except in certain circumstances. Rule 22c-1 under the 1940 Act requires the Funds to sell and redeem its shares at a price based upon the current NAV next computed after receipt of an order to purchase or redeem shares. Under Rule 6c-11, a delay in satisfaction of redemption requests for more than seven days is permitted only to the extent additional time for settlement is actually required due to a local market holiday or the extended delivery cycles of a foreign market. Each Funds will meet redemption requests at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that the portion of the redemption baskets made up of the underlying issuer’s shares would be delivered in-kind.

Consistent with Rule 6c-11’s adopting release, which expressed the Staff’s concern regarding an ETF that suspends the issuance of creation units, the Funds do not anticipate circumstances in which a Fund would be required to suspend creation orders. In this regard, each Fund expects to suspend creations orders only in extraordinary circumstances, such as situations in which (a) the order is not in proper form or the deposit securities delivered do not consist of the securities that the Fund’s custodian specified; (b) the deposit securities or deposit cash, as applicable, delivered by an authorized participant are not as disseminated through the facilities of the NSCC for that date by the Fund’s custodian; (c) the investor(s), upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund; (d) the acceptance of the creation deposit would, in the opinion of counsel, be unlawful; (e) acceptance or receipt of the order for a creation unit would, in the opinion of counsel to the Trust, be unlawful; or (f) circumstances outside the control of the Trust, the custodian, the transfer agent, distributor and/or the Advisor would make it for all practical purposes not feasible to process orders for creation units. Outside of these circumstances, each Fund expects to issue creation units at its next determined NAV for cash or in-kind, as determined by the Fund to be in the best interests of shareholders. In the event of an extended trading halt in the underlying issuer’s shares, the Funds would expect that portion of the creation baskets to be in-kind.

If trading in the common stock of an underlying issuer were halted, the listing exchange and options exchange would simultaneously halt trading of the shares and options, respectively, of the associated Fund during this time period. As described above, notwithstanding a halt in trading of a Fund and related options due to an underlying issuer trading halt, the Adviser does not expect that a Fund will be required to discontinue the issuance and redemption of creation units. If the underlying issuer’s market disruption is perceived to be extended in nature (i.e., beyond the end of day trading), the applicable Fund and Adviser would anticipate consulting with the listing exchange and the Staff to confirm the applicable Fund’s course of action with respect to creation unit transactions. A Fund may also, in consultation with the Board, consider other alternatives for the Fund, including an amendment to the investment objective and/or principal investment strategies (each of which are non-fundamental policies of the Fund) or the liquidation of the Fund. The Trust and Adviser believe this circumstance would be no different than that of other funds that have been, on a temporary basis, unable to invest in the necessary instruments and/or markets to achieve their principal investment strategies.

The Adviser notes that it does not expect that there would be a demand for the issuance of creation units in the event of a trading halt. If there were creation units issued for cash during a trading halt, a Fund may be unable to apply the proceeds towards portfolio investments. In this regard, it is anticipated that additional cash investments in a Fund would, in turn, be held in cash or cash equivalents on a temporary basis, pending the remainder of the trading halt. This, in effect, would temporarily prevent the Fund from fully implementing its investment strategy. The Adviser has reviewed each underlying issuer’s trading history and notes there have been minimal to no trading halts for each of the underlying issuers over the past 5 years (or, their history of trading, if less than 5 years). Although a trading halt of an underlying issuer’s common stock may occur in the future regardless of its trading history, the Adviser expects any future halt to be temporary in nature (i.e., lifted prior to the end of trading hours) as the underlying issuers are all large-cap, well known issuers. With respect to the underlying issuers, any trading halt occurrence has been for a very limited time period. Based on this history, the Adviser expects that each Fund will be able to execute its options strategy to achieve its respective desired investment outcomes.

In recognition of the risks presented by the above, each Fund discloses a “ETF Risk – Trading” risk factor in its prospectus, as follows:

Trading. Although Shares are listed on a national securities exchange, such as the Exchange, and may be traded on U.S. exchanges other than the Exchange, there can be no assurance that an active trading market for the Shares will develop or be maintained or that the Shares will trade with any volume, or at all, on any stock exchange. This risk may be greater for the Funds as they seek to have exposure to a single underlying stock as opposed to a more diverse portfolio like a traditional pooled investment. In stressed market conditions, the liquidity of Shares may begin to mirror the liquidity of a Fund’s underlying portfolio holdings, which can be significantly less liquid than Shares. Shares trade on the Exchange at market price that may be below, at or above a Fund’s NAV. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable. In addition, trading in Shares on the Exchange is subject to trading halts caused by extraordinary market volatility pursuant to the Exchange “circuit breaker” rules. There can be no assurance that the requirements of the Exchange necessary to maintain the listing of a Fund will continue to be met or will remain unchanged. In the event of an unscheduled market close for options contracts that reference a single stock, such as the Underlying Issuer’s securities being halted or a market wide closure, settlement prices will be determined by the procedures of the listing exchange of the options contracts. As a result, a Fund could be adversely affected and be unable to implement its investment strategies in the event of an unscheduled closing.

The Adviser considered whether other factors relating to the Funds’ principal investment strategy that relies on investment exposure to a single issuer could affect the ability of a Fund to issue and redeem creation units. In this regard, no other unique issues were identified outside of the standard market disruption events that may cause the suspension of trading in an underlying issuer’s securities, which, in turn, could result in the inability to determine end of day pricing with a Fund’s swap counterparty.

For the purposes of monitoring the ability to conduct creation and redemption unit transactions, the Adviser and its portfolio managers will employ a market monitoring system similar to that of other ETFs managed by the Adviser. In general, the Trust expects that creation and redemption capabilities will be available at any time the market for the underlying issuers is open for trading. In addition, the Adviser will monitor market availability for options contracts from the time that a creation or redemption order is placed until the settlement of the order at the end of the day. Specifically, the Adviser will monitor each underlying issuer’s market availability and confirm that the desired options contracts are available. To the extent a trading halt on an underlying issuer occurs between the time of creation or redemption order and settlement, the Adviser expects to continue to offer creation and redemption baskets in the manner as described above.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 #746 or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael T. Pellegrino, General Counsel

Toroso Investments, LLC